Mail Stop 4561

December 20, 2006

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

> **Re: Tricell, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 000-50036**

Dear Mr. Pursell:

We have reviewed your response letter dated November 30, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1 – Business

Discount Internet Supply Channel Limited, page 5

1. We have reviewed your response to comment 2. Please tell us what provision of state law you are relying upon to conclude that the shares held by the D-ISC shareholders are not legally outstanding.

Form 10-Q for the quarter ended September 30, 2006

Note 4 – Related Party Transactions: Material Acquisitions

2. You disclose that your company purchased all of the stock of NJJ Holdings Limited from its stockholders, James E. Reed, Neil A. Pursell, John Sumnall, and Neil Proctor on August 24, 2006. In consideration for the NJJ stock, you paid $1.4 million and issued 210,000,000 shares of common stock, of which 90,000,000 shares of common stock were issued to the four former NJJ stockholders outright and 120,000,000 shares of common stock were issued in the name of the former NJJ stockholders and held escrow. You further disclose that, pursuant to an amendment dated November 20, 2006, you are obligated to re-purchase the escrow shares from the former NJJ shareholders at $0.20 per share in an amount equal to 70% of N2J's net profit from August 25, 2006 through August 24, 2007. Any shares not purchased under the formula will be cancelled. In this regard, a portion of the consideration for NJJ is contingent based on the earnings of N2J subsequent to the acquisition. Furthermore as you disclose on page 7, each of the four former stockholders is an officer of your company. Please tell us how you determined that the consideration that is based on the earnings of N2J that has been and will be paid to the former shareholders of NJJ represents additional purchase price rather than compensation of services or profit-sharing. Please provide us a detailed analysis pursuant to EITF 95-8.

3. We note that you allocated $10,000,000 to intangible assets representing non-compete agreements and $38,800,000 to goodwill in the purchase price allocation of NJJ. Please tell us what consideration you gave to allocating a portion of the purchase price to other intangible assets specifically customer-related assets (i.e., customer relationships and customer lists).

4. We note that you recorded a significant amount of goodwill, $38,800,000, as a result of your acquisition of NJJ. Please tell us how you determined that there was no immediate impairment of goodwill subsequent to the acquisition. Please tell us the business purpose for purchasing NJJ and how you determined the value of the company.

5. Please tell us and in future filings, including any amendments, disclose your impairment policy for goodwill and expand your disclosure regarding your impairment policy for intangible assets. Please discuss how the impairment tests are performed.

6. Please tell us why you have not identified sales to NJJ as related party transactions within your financial statements.

Form 8-K/A dated August 24, 2006

7. We note that NJJ has a different fiscal year end than your company. Please tell us which periods are included in the pro forma information for NJJ in accordance with Article 11-02(c)(3) of Regulation S-X.

Form 8-K/A dated November 21, 2006

8. We note that you included the financial statements of Ace Telecom Trading Limited for the years ended June 30, 2005 and June 30, 2004 in your 8-K/A dated November 21, 2006 pursuant to Rule 3-05 of Regulation S-X. Please tell us your basis for including the financial statements of only the wholly owned subsidiary, Ace Telecom Trading Limited, rather than the combined financial statements of the acquired company, Ace Telecom Limited and its wholly owned subsidiary Ace Telecom Trading Limited.

9. We also note that the financial statements that you included in the 8-K/A are presented in accordance with United Kingdom Accounting Standards; however, you have not included a reconciliation to US GAAP in accordance with Item 17 of Form 20-F. Please revise the financial statements or advise us why the reconciliation was not included.

10. Lastly, we note that you have only included financial statements of Ace Telecom Trading Limited for two years, 2005 and 2004. Please tell us how you determined that only two years of financial statements were required based on the significance tests in Rule 3-05 of Regulation S-X.

11. We note that Ace Telecom Trading Limited has a different fiscal year end than your company. Please tell us which periods are included in the pro forma information for Ace in accordance with Article 11-02(c)(3) of Regulation S-X.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief